UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Red Hat, Inc.

(Exact name of registrant as specified in its charter)

Delaware	06-1364380
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1801 Varsity Drive

Raleigh, North Carolina 27606

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	New York Stock Exchange

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None.

This registration statement relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Red Hat, Inc. (the “Company”). This registration statement is filed with the Securities and Exchange Commission (the “SEC”) in connection with the filing by the Company on November 17, 2006 of an application to list the Common Stock on the New York Stock Exchange.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

The following description of the Company’s capital stock summarizes the material terms and provisions of these securities. For the complete terms of the Company’s capital stock, please refer to the Company’s Third Amended and Restated Certificate of Incorporation, as amended, and its Amended and Restated By-laws, as amended. The terms of the Company’s capital stock may also be affected by the General Corporation Law of Delaware.

GENERAL

The Company is authorized to issue 300,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

COMMON STOCK

Voting. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. When a quorum is present at any meeting of stockholders, any matter to be voted upon by the stockholders at such meeting is decided by a majority of the votes of the shares present or represented and voting on the matter.

Dividends. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s board of directors out of funds legally available therefor, after provision has been made for any preferential dividend rights of any outstanding Preferred Stock.

Liquidation and dissolution. Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities, and after the satisfaction of the rights of any outstanding Preferred Stock.

Other rights and restrictions. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of Common Stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Transfer agent and registrar. The transfer agent and registrar for the Common Stock is Mellon Investor Services, LLC.

PREFERRED STOCK

The Company’s board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock, in one or more series. Each series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

The Company’s stockholders have granted the board of directors authority to issue Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Common Stock will be subordinate to the rights of holders of any Preferred Stock issued in the future.

The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate purposes, could adversely affect the voting power or other rights of the holders of Common Stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of the Company’s outstanding voting stock. The Company has not, to date, issued any shares of such Preferred Stock.

DELAWARE LAW AND SPECIFIED CHARTER AND BY-LAW PROVISIONS

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is defined as a person who, at the time of determination whether a person is an interested stockholder,

•	beneficially owns 15% or more of the Company’s voting stock; or

•	is an affiliate or associate of the Company and beneficially owned 15% or more of the Company’s voting stock at any time within three years of the date of determination.

Classification of Board of Directors. The Company’s charter provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the charter provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of the capital stock entitled to vote. Under the charter, unless or until filled by the Company’s stockholders, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The likely effect of the classification of the board of directors and the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of the board of directors. For example, because only approximately one-third of the directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of the board of directors will need at least two annual meetings of stockholders to effect this change.

Limitation of liability; indemnification. The Company’s charter contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except (i) for a breach of a director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) transactions from which the director derived an improper personal benefit. Furthermore, the Company’s by-laws contain provisions requiring the Company to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions do not limit or eliminate the Company’s right or the right of any of its stockholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach by a director or an officer of his or her duty of care.

Stockholder action; special meetings of stockholders; advance notice requirements. The Company’s charter also provides that any action required or permitted to be taken by the Company’s stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. The Company’s charter and by-laws provide that special meetings of the stockholders may only be called by a majority of the board of directors, the chairman of the board of directors, the chief executive officer or the president. The Company’s by-laws further provide that in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with specified procedural requirements regarding advance notice. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the Company’s outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

Charter and by-law amendments. The General Corporation Law of Delaware provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Company’s charter requires the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the foregoing provisions of the charter. The Company’s by-laws may be amended or repealed by a majority vote of the board of directors except for provisions relating to the board of directors, which may only be amended or repealed by the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote. The Company’s by-laws may also be amended or repealed by the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required in accordance with the terms of any series of Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

Item 2. Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RED HAT, INC. (Registrant)

Dated: November 17, 2006	By:	/s/ Charles E. Peters, Jr.
Name: Charles E. Peters, Jr. Title: Chief Financial Officer